Mail Stop 4561

December 16, 2008

Mr. Robert M. Holster
Chief Executive Officer and Director
HMS Holdings Corp.
401 Park Avenue South
New York, NY 10016

   Re: HMS Holdings Corp.
     Form 10-K For the Year Ended December 31, 2007
     Filed March 14, 2008
     File No. 000-50194

Dear Mr. Holster:

   We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

       Sincerely,

       Craig D. Wilson
       Senior Assistant Chief Accountant